SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

UnitedGlobalCom, Inc.

(Name of the Issuer)

Liberty Media International, Inc.
UnitedGlobalCom, Inc.
Liberty Global, Inc.
Cheetah Acquisition Corp.
Tiger Global Acquisition Corp.
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

913247 50 8
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5800	Elizabeth M. Markowski Senior Vice President, General Counsel and Secretary Liberty Media International, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5800	Michael T. Fries Chief Executive Officer UnitedGlobalCom, Inc. 4643 South Ulster Street Suite 1300 Denver, Colorado 80237 (303) 770-4001
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copy to:

Robert W. Murray, Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10012 (212) 408-2500	Garth Jensen Holme Roberts & Owen LLP 1700 Lincoln, Suite 4100 Denver, Colorado 80203 (303) 861-7000	Franci J. Blassberg Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

     This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,164,352,530.28	$490,144.29

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction reported hereby relates to 429,845,505 outstanding shares of UGC Class A Common Stock as of December 31, 2004, which include stock incentive awards relating to 48,617,610 shares of UGC Class A Common Stock, 1,629,284 shares of UGC Class A Common Stock placed in escrow in connection with a pending transaction and 15,396,224 shares of UGC Class A Common Stock reserved for issuance in connection with certain outstanding claims.

**	The filing fee is based on the product of 429,845,505 (the number of shares of UGC Class A Common Stock that are subject to the transaction reported hereby) and $9.64 (the average of the high and low prices of the UGC Class A Common Stock reported on The Nasdaq National Market on February 10, 2005). The filing fee was calculated by multiplying the resulting transaction value of $4,164,352,530.28 by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $1,424,066.30

          Form or Registration No.: Schedule 14A

          Filing Party: Liberty Media International, Inc.

          Date Filed: February 14, 2005

Introduction

     This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission on February 14, 2005 as amended by Amendment No. 1 to this Rule 13E-3 Transaction Statement on Schedule 13E-3 that was filed with the Securities and Exchange Commission on March 29, 2005 with respect to UnitedGlobalCom, Inc., a Delaware corporation (UGC), and all of the outstanding shares of its Class A common stock, par value $.01 per share, that are not beneficially owned by Liberty Media International, Inc., a Delaware corporation (LMI), or any of its wholly owned subsidiaries. The securities to which this Amendment No. 2 to the Schedule 13E-3 relates are collectively referred to as the Subject Securities. This Amendment No. 2 to the Schedule 13E-3 is being filed with the Commission on April 29, 2005, by (1) LMI; (2) UGC, a controlled subsidiary of LMI; (3) Liberty Global, Inc., a Delaware corporation and currently wholly owned subsidiary of LMI (Liberty Global); (4) Cheetah Acquisition Corp., a Delaware corporation and wholly owned transitory merger subsidiary of Liberty Global (Cheetah); and (5) Tiger Global Acquisition Corp., a Delaware corporation and wholly owned transitory merger subsidiary of Liberty Global (Tiger). LMI, UGC, Liberty Global, Cheetah and Tiger are collectively referred to as the Filing Persons. This Amendment No. 2 to the Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of January 17, 2005, among the Filing Persons and the mergers contemplated thereby.

     Concurrently with the filing of this Amendment No. 2 to the Schedule 13E-3, LMI and UGC are filing with the Commission Amendment No. 2 to their respective Schedules 14A containing the preliminary joint proxy statement/prospectus, dated as of April 29, 2005, under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the annual meeting of the stockholders of LMI and the special meeting of the stockholders of UGC at which the stockholders of LMI and UGC, respectively, will consider and vote upon, among other things, a proposal to approve and adopt the merger agreement and the mergers contemplated thereby. If the requisite stockholder approvals are obtained (and the other conditions to the mergers are satisfied or, if applicable, waived), Cheetah will merge with and into LMI (the LMI merger) with LMI as the surviving corporation, and Tiger will merge with and into UGC (the UGC merger and, together with the LMI merger, the mergers) with UGC as the surviving corporation. In the mergers:

•	each LMI stockholder would receive (i) for each share of LMI Series A common stock, par value $.01 per share, held, one share of Liberty Global Series A common stock, par value $.01 per share, and (ii) for each share of LMI Series B common stock, par value $.01 per share, held, one share of Liberty Global Series B common stock, par value $.01 per share, respectively; and

•	each UGC stockholder (other than LMI and its wholly owned subsidiaries) would have the right to elect to receive, for each share of UGC common stock owned by them, either (i) $9.58 in cash, without interest and subject to proration (as more fully described in the preliminary joint proxy statement/prospectus), or (ii) 0.2155 of a share of Liberty Global Series A common stock (plus cash in lieu of any fractional share interest).

As a result of the mergers, Liberty Global would become the new parent company of LMI and UGC.

     A copy of the preliminary joint proxy statement/prospectus, dated as of April 29, 2005, is filed herewith as Exhibit 99.1 and a copy of the merger agreement is included as Appendix B to the preliminary joint proxy statement/prospectus.

     LMI was responsible for all information contained in this Amendment No. 2 to the Schedule 13E-3 concerning LMI, Liberty Global, Cheetah and Tiger, and UGC was responsible for all information contained in this Amendment No. 2 to the Schedule 13E-3 concerning UGC.

     The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the preliminary joint proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary joint proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Amendment No. 2 to the Schedule 13E-3 are qualified in their entirety by the information contained in the preliminary joint proxy statement/prospectus.

     All references in this Amendment No. 2 to the Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

Item 1001

     The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary”

Item 2. Subject Company Information.

Item 1002

     (a) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — UnitedGlobalCom, Inc.”

     (b) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Stockholders Meetings and Proxy Solicitations”

•	“The Stockholders Meetings and Proxy Solicitations — Shares Outstanding”

•	“Executive Officers, Directors and Principal Stockholders of UGC — Security Ownership of Certain Beneficial Owners and Management”

     (c) - (d) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Summary — Comparative Per Share Market Price and Dividend Information” is incorporated herein by this reference.

     (e) None of the Filing Persons has effected any underwritten public offerings of Subject Securities for cash during the past three years that were registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated under the Securities Act.

     (f) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub” is incorporated herein by this reference.

     Prior to June 7, 2004, LMI was a wholly owned subsidiary of Liberty Media Corporation (Liberty). On June 7, 2004, in connection with the spin off of LMI, Liberty contributed substantially all of its shares of UGC common stock and related contract rights and its obligations under a standstill agreement with UGC to LMI, and Liberty distributed to its stockholders, on a pro rata basis, all of the issued and outstanding shares of LMI common stock, at which time LMI became an independent, publicly traded company. Accordingly, we have included in response to this Item 2 information relating to purchases by Liberty during the past two years but prior to the date of the LMI spin off.

     In addition to its Class A common stock, UGC has outstanding shares of a Class B common stock, par value $.01 per share, and shares of a Class C common stock, par value $.01 per share. Shares of UGC Class B common stock are convertible on a one-to-one basis into shares of UGC Class A common stock, and shares of UGC Class C common stock are convertible on a one-to-one basis into shares of UGC Class A or Class B common stock.

Accordingly, we have also included information in this Amendment No.1 to the Schedule 13E-3 relating to purchases of UGC Class B common stock and UGC Class C common stock.

     On April 14, 2003, a majority-owned subsidiary of Liberty exchanged 2,122 Preference Shares A of United Pan-Europe Communications N.V. (UPC) and warrants to purchase 971,118 Ordinary Shares A of UPC at an exercise price of €42.546 per UPC Ordinary Share, in exchange for 426,360 shares of UGC Class A common stock, pursuant to an agreement entered into on April 8, 2003. The per share closing price of the UGC Class A common stock on April 7, 2003, the last trading day prior to the date of the agreement, was $3.62. Liberty did not acquire any other interests in UGC common stock during 2003.

     On January 5, 2004, Liberty acquired approximately 8.2 million shares of UGC Class B common stock from the founders of UGC, including Gene W. Schneider, Chairman of the Board and former Chief Executive Officer of UGC, and certain trusts for the benefit of Mr. Schneider’s family, representing all of the outstanding shares of UGC Class B common stock, in exchange for approximately 12.6 million shares of Liberty Series A common stock and approximately $12.9 million in cash. Based on the closing price of Liberty Series A common stock on January 2, 2004, the last trading day prior to the closing of the transaction, the total value of the consideration paid to the founders was approximately $163.4 million, or $19.93 per share of UGC Class B common stock. In this transaction, substantial restrictions on Liberty’s ability to control UGC were removed.

     After January 5, 2004 but prior to the spin off by Liberty of LMI on June 7, 2004, Liberty acquired additional interests in UGC common stock, pursuant to the exercise of contractual preemptive rights and the exercise of subscription rights distributed pro rata to UGC’s stockholders. During the quarter ended March 31, 2004, Liberty acquired:

•	27.6 million shares of UGC Class A common stock at an average purchase price of $6.86 per share, with the actual per share purchase prices ranging from $6.00 to $7.6929;

•	2.3 million shares of UGC Class B common stock at a purchase price of $6.00 per share; and

•	84.9 million shares of UGC Class C common stock at a purchase price of $6.00 per share.

     Liberty did not acquire any interests in UGC common stock between April 1, 2004 and June 7, 2004, the date of the LMI spin off.

     LMI did not acquire any interests in UGC common stock between June 8, 2004 and June 30, 2004 or during the quarter ended September 30, 2004.

     On December 16, 2004, a subsidiary of LMI transferred its 100% ownership interest in Princes Holdings Limited, which operates under the name of Chorus Communication Limited, to a subsidiary of UGC in exchange for 6,413,991 shares of UGC Class A common stock. The consideration in this transaction was based upon an aggregate purchase price of approximately $55.1 million, and paid in shares of UGC Class A common stock valued based upon the average of the trading prices of shares of UGC Class A common stock for the ten trading days ending on the second trading day prior to the consummation of the transaction.

Item 3. Identity and Background of Filing Persons.

Item 1003

     (a) - (c) LMI is an affiliate of UGC, the subject company of this Amendment No. 2 to the Schedule 13E-3, because LMI beneficially owns shares of UGC common stock, representing, as of March 31, 2005, 53.5% of the equity and 91% of the aggregate voting power of UGC. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — Liberty Media International, Inc.”

•	“Management of LMI — Executive Officers and Directors”

               UGC is the subject company of this Amendment No. 2 to the Schedule 13E-3. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — UnitedGlobalCom, Inc.”

•	“Executive Officers, Directors and Principal Stockholders of UGC — Executive Officers and Directors”

               Liberty Global is a wholly owned subsidiary of LMI and, as a result, an affiliate of UGC. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — Liberty Global, Inc.”

•	“Management of LMI — Current Management of Liberty Global, LMI Merger Sub and UGC Merger Sub”

               Cheetah is a wholly owned transitory merger subsidiary of Liberty Global and, as a result, an affiliate of UGC. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — Cheetah Acquisition Corp. (LMI Merger Sub)”

•	“Management of LMI — Current Management of Liberty Global, LMI Merger Sub and UGC Merger Sub”

               Tiger is a wholly owned transitory merger subsidiary of Liberty Global and, as a result, an affiliate of UGC. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — The Companies”

•	“The Companies — Tiger Global Acquisition Corp. (UGC Merger Sub)”

•	“Management of LMI — Current Management of Liberty Global, LMI Merger Sub and UGC Merger Sub”

Item 4. Terms of the Transaction.

Item 1004

     (a)(1) Not applicable.

     (a)(2) (i) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary — Structure of the Mergers”

•	“Summary — Merger Agreement”

•	“The Transaction Agreements — Merger Agreement”

               (ii) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“The Transaction Agreements — Merger Agreement”

               (iii) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors — Recommendation of and Reasons for the LMI Merger”

               (iv) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary — The Stockholders Meetings and Proxy Solicitations”

•	“The Stockholders Meetings and Proxy Solicitations — Votes Required”

•	“The Transaction Agreements — Merger Agreement”

               (v) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Comparison of the Rights of Stockholders of LMI, UGC and Liberty Global” is incorporated herein by this reference.

               (vi) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Accounting Treatment” is incorporated herein by this reference.

               (vii) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Material United States Federal Income Tax Consequences of the Mergers”

•	“Material United States Federal Income Tax Consequences of the Mergers”

     (c) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Interests of Certain Persons in the Merger”

•	“Special Factors — Federal Securities Law Consequences”

•	“The Transaction Agreements — Merger Agreement”

     (d) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Appraisal or Dissenters’ Rights”

•	“Special Factors — Appraisal or Dissenters’ Rights”

     (e) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Provisions for Unaffiliated Stockholders of UGC” is incorporated herein by this reference.

     (f) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary — Comparative Per Share Market Price and Dividend Information”

•	“Special Factors — Plans for UGC After the Mergers; Certain Effects of the Mergers”

•	“The Transaction Agreements — Merger Agreement”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

     (a) - (c) The information set forth in response to Item 2, paragraph (f) of this Amendment No. 2 to the Schedule 13E-3 is incorporated herein by this reference. The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Merger Agreement”

•	“Special Factors — Background of the Mergers”

•	“Special Factors — Interests of Certain Persons in the Mergers”

•	“The Transaction Agreements — Merger Agreement”

In addition, the information contained in Appendix A: Information Concerning Liberty Media International, Inc. to the preliminary joint proxy statement/prospectus in the sections entitled “Part 1: Description of Business — Recent Developments” and “Part 2: Certain Relationships and Related Party Transactions — Agreements with or relating to UGC” is incorporated herein by this reference.

     As described above, on June 7, 2004, in connection with the spin off of LMI, Liberty contributed substantially all of its shares of UGC common stock and certain related contract rights and obligations to LMI. Accordingly, we have included in response to this Item 5 information relating to contacts, transactions, negotiations and agreements entered into by Liberty prior to the date of the spin off.

     On January 16, 2004, Liberty and its subsidiaries acquired approximately 15.2 million shares of UGC Class A common stock at a purchase price of $7.6929 per share pursuant to contractual preemptive rights arising in connection with UGC’s acquisition of all of the shares of UGC Europe, Inc. held by minority stockholders of UGC Europe. In addition, on January 21, 2004, Liberty and its subsidiaries acquired approximately 3.1 million shares of UGC Class A common stock at a purchase price of $7.6929 per share pursuant to these contractual preemptive rights arising after the withdrawal of minority stockholder appraisal rights relating to the acquisition of UGC Europe. Liberty paid the aggregate purchase price for these share acquisitions through the cancellation of $102.7 million of notes and the balance in cash. The contractual preemptive rights referenced in this paragraph are set forth in a standstill agreement, dated January 30, 2002, between Liberty and UGC, as modified by a letter agreement entered into on November 12, 2003 between Liberty and UGC referred to below, each of which has been incorporated by reference as an exhibit to this Amendment No. 2 to the Schedule 13E-3.

     On February 23, 2004, Liberty and its subsidiaries acquired approximately 6.3 million shares of UGC Class A common stock, 2.3 million shares of UGC Class B common stock and 84.9 million shares of UGC Class C common stock at a cash purchase price of $6.00 per share upon the exercise of stock subscription rights distributed by UGC, on a pro rata basis, to all its stockholders. On February 26, 2004, Liberty and its wholly owned subsidiaries acquired approximately 0.6 million shares of UGC Class A common stock at a cash purchase price of $6.00 per share pursuant to the exercise of oversubscription rights in that offering.

     Also on February 26, 2004 Liberty and its wholly owned subsidiaries acquired approximately 2.4 million shares of UGC Class A common stock at a cash purchase price of $6.9026 per share pursuant to contractual preemptive rights arising out of the restructuring of the debt of UPC Polska, Inc., a subsidiary of UGC. The contractual preemptive rights referenced in this paragraph are set forth in the standstill agreement, as modified by the letter agreement (described above).

     (e) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Merger”

•	“Summary — The Stockholders Meetings and Proxy Solicitations”

•	“Summary — Merger Agreement”

•	“The Stockholders Meetings and Proxy Solicitations — Votes Required”

•	“Special Factors — Background of the Mergers”

•	“Special Factors — Interests of Certain Persons in the Mergers”

•	“Special Factors — Plans for UGC After the Mergers; Certain Effects of the Mergers”

•	“The Transaction Agreements — Merger Agreement”

     In addition, the information contained in the following sections of “Part 2: Certain Relationships and Related Party Transactions” of Appendix A: Information Concerning Liberty Media International, Inc. to the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“– Agreements with or relating to UGC — Registration Rights Agreement”

•	“– Agreements with or relating to UGC — Old Standstill Agreement; Letter Agreement”

•	“– Agreements with or relating to UGC — New Standstill Agreement”

Item 6. Purpose of the Transaction and Plans or Proposals.

Item 1006

     (b) - (c) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Plans for UGC After the Mergers; Certain Effects of the Mergers” is incorporated herein by this reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

     (a) - (c) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary —Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Background of the Mergers”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors —Recommendation of and Reasons for the LMI Merger”

     (d) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Summary — Structure of the Mergers”

•	“Summary — Management of Liberty Global”

•	“Summary — Material United States Federal Income Tax Consequences of the Mergers”

•	“Special Factors — Interests of Certain Persons in the Mergers”

•	“Special Factors — Plans for UGC After the Mergers; Certain Effects of the Mergers”

•	“Material United States Federal Income Tax Consequences of the Mergers”

•	“The Transaction Agreements — Merger Agreement”

•	“Management of Liberty Global”

•	“Comparison of Rights of Stockholders of LMI, UGC and Liberty Global”

Item 8. Fairness of the Transaction.

Item 1014

     (a) - (b) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Opinion of the Financial Advisor to the Special Committee”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary — Recommendation of and Reasons for the LMI Merger”

•	“Summary — Opinion of LMI’s Financial Advisor”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Opinion of the Financial Advisor to the Special Committee”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Opinion of LMI’s Financial Advisor”

•	“Special Factors — Forward-Looking Information; Certain Projections”

     (c) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“The Stockholders Meetings and Proxy Solicitations — Votes Required”

•	“The Transaction Agreements — Merger Agreement”

     (d) - (e) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Background of the Mergers”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“The Stockholders Meetings and Proxy Solicitations — Recommendation of the Board of Directors”

     (f) None

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015

     (a) - (b) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Opinion of the Financial Advisor to the Special Committee”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary — Recommendation of and Reasons for the LMI Merger”

•	“Summary — Opinion of LMI’s Financial Advisor”

•	“Special Factors — Background of the Mergers”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Opinion of the Financial Advisor to the Special Committee”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Opinion of LMI’s Financial Advisor”

In addition, the information contained in Appendix D: Opinion of Morgan Stanley & Co. Incorporated and Appendix E: Opinion of Banc of America Securities LLC to the preliminary joint proxy statement/prospectus is incorporated herein by this reference.

     (c) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Availability of Opinions and Reports” is incorporated herein by this reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

     (a) - (d) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Amount and Source of Funds and Financing of the Mergers; Expenses” is incorporated herein by this reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008

     (a) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“Special Factors — Interests of Certain Persons in the Mergers”

•	“The Stockholders Meetings and Proxy Solicitations — Votes Required”

•	“Management of LMI — Security Ownership of Management”

•	“Executive Officers, Directors and Principal Stockholders of UGC — Security Ownership of Certain Beneficial Owners and Management”

None of Liberty Global, Cheetah or Tiger beneficially owns any shares of UGC Class A common stock.

     (b) The information contained in the section of the preliminary joint proxy statement/prospectus entitled “Special Factors — Interests of Certain Persons in the Mergers” is incorporated herein by this reference.

Item 12. The Solicitation or Recommendation.

Item 1012

     (d) - (e) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”
•	“Summary — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Summary — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Summary — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Fairness Determinations and Recommendations of the Special Committee and the UGC Board”

•	“Special Factors — Fairness Determinations of the Boards of Directors of LMI, Liberty Global, LMI Merger Sub and UGC Merger Sub”

•	“Special Factors — Recommendation of and Reasons for the LMI Merger”

•	“Special Factors — Interests of Certain Persons in the Mergers”

•	“The Stockholders Meetings and Proxy Solicitations — Votes Required”

•	“The Stockholders Meetings and Proxy Solicitations — Recommendation of the Board of Directors”

Item 13. Financial Information.

Item 1010

     (a) - (b) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Summary — Selected Summary Historical Financial Data of UGC”

•	“Summary — Selected Unaudited Condensed Pro Forma Combined Financial Data of Liberty Global”

•	“Summary — Comparative Per Share Financial Data”

•	“Liberty Global Unaudited Condensed Pro Forma Combined Financial Statements”

Additional financial information required by this Item 13 with respect to UGC is incorporated by reference in the preliminary joint proxy statement/prospectus as described in the section entitled “Additional Information — Where You Can Find More Information” and is incorporated herein by this reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Mergers”

•	“The Stockholders Meetings and Proxy Solicitations — Solicitations of Proxies”

     (b) The information contained in the following sections of the preliminary joint proxy statement/prospectus is incorporated herein by this reference:

•	“Questions and Answers — Concerning the Merger”

•	“Summary — Management of Liberty Global”

•	“Special Factors — Background of the Mergers”

•	“Management of Liberty Global”

•	“Additional Information — Where You Can Find More Information”

Item 15. Additional Information.

Item 1011

     (b) The information contained in the preliminary joint proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16. Exhibits.

Item 1016

     (a)(1) The preliminary joint proxy statement/prospectus of Liberty Media International, Inc. and UnitedGlobalCom, Inc., as filed with the Securities and Exchange Commission on their respective Schedules 14A on April 29, 2005, is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (b) None.

     (c)(1) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on December 31, 2004, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.2.

     (c)(2) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 11, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.3.

     (c)(3) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 12, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.4.

     (c)(4) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 17, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.5.

     (c)(5) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 17, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.6.*

      (c)(6) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 3, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.7.

      (c)(7) Draft of January 10, 2005 materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 7, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.8.

      (c)(8) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 10, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.9.

     (c)(9) The opinion of Morgan Stanley & Co. Incorporated is included as Appendix D to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (c)(10) Materials presented by Banc of America Securities LLC to the Board of Directors of LMI on January 17, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.10.**

     (c)(11) The opinion of Banc of America Securities LLC is included as Appendix E to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (d)(1) The Agreement and Plan of Merger, dated as of January 17, 2005, among Liberty Global, Inc. (f/k/a New Cheetah, Inc.), LMI, UGC, Cheetah Acquisition Corp. and Tiger Global Acquisition Corp., is included as Appendix B to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (d)(2) Form of Standstill Agreement between Liberty Media Corporation and UGC, executed on January 5, 2004 (incorporated by reference to Exhibit 7(k) to Amendment No. 2 to the Schedule 13D/A filed by Liberty with respect to UGC on August 21, 2003).

     (d)(3) Standstill Agreement, dated January 30, 2002, among UGC, Liberty and the other parties named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by UGC on February 14, 2002).

     (d)(4) Letter Agreement, dated as of November 12, 2003, by and between Liberty and UGC (incorporated by reference to Exhibit 7(l) to Amendment No. 3 to the Schedule 13D/A filed by Liberty with respect to UGC on November 13, 2003).

     (d)(5) Registration Rights Agreement, dated January 30, 2002, among UGC, Liberty and the other parties named therein (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by UGC on February 14, 2002).

     (f) Section 262 of the Delaware General Corporation Law is included as Appendix H to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (g) None.

*	These materials were previously filed as Exhibit 99.6 to the Amendment No. 1 to this Schedule 13E-3 with certain information omitted therefrom pursuant to a confidential treatment request filed under Rule 24b-2. The Filing Persons have subsequently withdrawn this request.

**	These materials were previously filed as Exhibit 99.7 to the Amendment No. 1 to this Schedule 13E-3 with certain information omitted therefrom pursuant to a confidential treatment request filed under Rule 24b-2. The Filing Persons have subsequently withdrawn this request.

SIGNATURES

     After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 29, 2005

LIBERTY MEDIA INTERNATIONAL, INC.

By:	/s/ Elizabeth M. Markowski

Name:	Elizabeth M. Markowski
Title:	Senior Vice President, General Counsel & Secretary

UNITEDGLOBALCOM, INC.

By:	/s/ Ellen P. Spangler

Name:	Ellen P. Spangler
Title:	Senior Vice President of Business and Legal Affairs

LIBERTY GLOBAL, INC.

By:	/s/ Elizabeth M. Markowski

Name:	Elizabeth M. Markowski
Title:	Secretary

CHEETAH ACQUISITION CORP.

By:	/s/ Elizabeth M. Markowski

Name:	Elizabeth M. Markowski
Title:	Secretary

TIGER GLOBAL ACQUISITION CORP.

By:	/s/ Elizabeth M. Markowski

Name:	Elizabeth M. Markowski
Title:	Secretary

EXHIBIT INDEX

     (a)(1) The preliminary joint proxy statement/prospectus of Liberty Media International, Inc. and UnitedGlobalCom, Inc., as filed with the Securities and Exchange Commission on their respective Schedules 14A on April 29, 2005, is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (b) None.

     (c)(1) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on December 31, 2004, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.2.

     (c)(2) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 11, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.3.

     (c)(3) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 12, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.4.

     (c)(4) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 17, 2005, were previously filed with Amendment No. 1 to this Schedule 13E-3 as Exhibit 99.5.

     (c)(5) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 17, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.6.*

      (c)(6) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 3, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.7.

      (c)(7) Draft of January 10, 2005 materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 7, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.8.

      (c)(8) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of UGC on January 10, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.9.

     (c)(9) The opinion of Morgan Stanley & Co. Incorporated is included as Appendix D to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (c)(10) Materials presented by Banc of America Securities LLC to the Board of Directors of LMI on January 17, 2005, are filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.10.**

     (c)(11) The opinion of Banc of America Securities LLC is included as Appendix E to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (d)(1) The Agreement and Plan of Merger, dated as of January 17, 2005, among Liberty Global, Inc. (f/k/a New Cheetah, Inc.), LMI, UGC, Cheetah Acquisition Corp. and Tiger Global Acquisition Corp., is included as Appendix B to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (d)(2) Form of Standstill Agreement between Liberty Media Corporation and UGC, executed on January 5, 2004 (incorporated by reference to Exhibit 7(k) to Amendment No. 2 to the Schedule 13D/A filed by Liberty with respect to UGC on August 21, 2003). `

     (d)(3) Standstill Agreement, dated January 30, 2002, among UGC, Liberty and the other parties named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by UGC on February 14, 2002).

     (d)(4) Letter Agreement, dated as of November 12, 2003, by and between Liberty and UGC (incorporated by reference to Exhibit 7(l) to Amendment No. 3 to the Schedule 13D/A filed by Liberty with respect to UGC on November 13, 2003).

     (d)(5) Registration Rights Agreement, dated January 30, 2002, among UGC, Liberty and the other parties named therein (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by UGC on February 14, 2002).

     (f) Section 262 of the Delaware General Corporation Law is included as Appendix H to the preliminary joint proxy statement/prospectus of LMI and UGC, which is filed with this Amendment No. 2 to the Schedule 13E-3 as Exhibit 99.1.

     (g) None.

*	These materials were previously filed as Exhibit 99.6 to the Amendment No. 1 to this Schedule 13E-3 with certain information omitted therefrom pursuant to a confidential treatment request filed under Rule 24b-2. The Filing Persons have subsequently withdrawn this request.

**	These materials were previously filed as Exhibit 99.7 to the Amendment No. 1 to this Schedule 13E-3 with certain information omitted therefrom pursuant to a confidential treatment request filed under Rule 24b-2. The Filing Persons have subsequently withdrawn this request.